UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

Brookfield Property Partners L.P.

(Name of the Issuer)

Brookfield Property Partners L.P.

Brookfield Asset Management Inc.

BPY Arrangement Corporation

(Name of Persons Filing Statement)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis Brookfield Property Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12, Bermuda Telephone: (441) 294-3309	Justin B. Beber Brookfield Asset Management Inc. BPY Arrangement Corporation Brookfield Place 181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3 Telephone: (416) 363-9491

(Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

Copies to:

Mile T. Kurta Torys LLP 1114 Avenue of the Americas, 23rd Fl. New York, New York 10036 (212) 880-6000	Karrin Powys-Lybbe Torys LLP 79 Wellington St. W. 30th Fl. Toronto, ON M5K 1N2 (416) 865-0400	Mark Gerstein Julian Kleindorfer Latham & Watkins LLP 885 Third Avenue New York, New York 10022 (212) 906-1200	Sheldon Freeman Michelle Vigod Goodmans LLP Bay Adelaide Centre – West Tower 333 Bay Street, Suite 3400 Toronto, ON M5H 2S7 (416) 979-2211	Mark S. Opper David H. Roberts Goodwin Procter LLP 100 Northern Avenue Boston, Massachusetts 02210 (617) 570-1000

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$6,224,601,119.16	$679,103.98

* Calculated solely for purposes of determining the filing fee. The transaction value was calculated based on the market value of limited partnership units of Brookfield Property Partners L.P. (“BPY Units”) (the securities to be acquired as described in this Transaction Statement on Schedule 13E-3) in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, as follows: the sum of (i) the product of (w) $17.76, the average of the high and low prices per BPY Unit on April 20, 2021 as quoted on the Nasdaq Stock Market, multiplied by (x) 289,587,416 BPY Units and (ii) the product of (y) $18.50, the average of the high and low prices per BPY Unit on May 24, 2021 as quoted on the Nasdaq Stock Market, multiplied by (z) 58,461,006 BPY Units. The aforementioned estimated number of BPY Units relates to the number of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) to be acquired by the Purchaser Parties (as defined below) pursuant to the transaction in this Transaction Statement on Schedule 13E-3.

** Determined in accordance with Rule 0-11 under the Exchange Act at a rate equal to $109.10 per $1,000,000 of transaction value.

☒ Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $77,198.90*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: May 28, 2021

Amount Previously Paid: $40,775.00*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: May 27, 2021

Amount Previously Paid: $279,026.47*

Form or Registration No.: Registration Statement on Form F-4

Filing Party: Brookfield Asset Management Inc., Brookfield Property Preferred L.P., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited

Date Filed: April 26, 2021

Amount Previously Paid: $282,103.61*

Form or Registration No.: Schedule 13E-3

Filing Party: Brookfield Property Partners L.P., Brookfield Asset Management Inc. and BPY Arrangement Corporation

Date Filed: April 26, 2021

*Represents filing fee associated with the acquisition of BPY Units (which includes BPY Units underlying certain equity awards of BPY and certain outstanding exchangeable securities) by the Purchaser Parties as described in this Transaction Statement on Schedule 13E-3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THIS TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3”), is being filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Asset Management Inc., a corporation organized under the laws of Ontario, Canada (“BAM”), BPY Arrangement Corporation, a corporation organized under the laws of Ontario (“Purchaser Sub” and together with BAM, the “Purchaser Parties”), and Brookfield Property Partners L.P., a Bermuda exempted limited partnership (“BPY” and together with the Purchaser Parties, the “Filing Persons”). BAM, New LP (as defined below) and the Guarantors (as defined below) have filed with the SEC a registration statement on Form F-4 (File Nos. 333-255512, 333-255512-01, 333-255512-02, 333-255512-03, 333-255512-04, 333-255512-05, 333-255512-06, 333-255512-07, 333-255512-08, 333-255512-09 and 333-255512-10) (as amended by Amendments No. 1 and No. 2 to the registration statement on Form F-4 and the final prospectus on Form 424(b)(3), the “Registration Statement”), which includes a circular/prospectus (the “circular/prospectus”), to register under the U.S. Securities Act of 1933, as amended (the “Securities Act”), BAM Shares, New LP Preferred Units and the related Guarantees (each as defined below). The Registration Statement became effective under the Securities Act on June 8, 2021 and the final circular/prospectus will be mailed to BPY Unitholders on or about June 17, 2021.

On March 31, 2021, the Purchaser Parties and BPY entered into an Arrangement Agreement (as amended on May 27, 2021, the “Arrangement Agreement”), whereby the Purchaser Parties agreed to acquire, directly and indirectly, among other things, all of the issued and outstanding non-voting limited partnership units of BPY (the “BPY Units”) and exchangeable limited partnership units of Brookfield Office Properties Exchange LP (the “Exchange LP Units,” and together with the BPY Units, the “Units”). A copy of the Arrangement Agreement is attached hereto as Exhibit (d)(1) to this Schedule 13E-3.

Holders of BPY Units (“BPY Unitholders”) will be asked to consider at a special meeting of BPY Unitholders, pursuant to an interim order of the Ontario Superior Court of Justice (Commercial List) dated June 7, 2021, as the same may be varied (the “Interim Order”), and, if deemed advisable, approve, with or without variation, a resolution of BPY Unitholders (the “Arrangement Resolution”) and an arrangement (the “Arrangement”) pursuant to section 182 of the Business Corporations Act (Ontario), as amended, being made pursuant to Arrangement Agreement.

BPY Unitholders will also be asked to consider and, if deemed advisable, approve, with or without variation, a resolution of BPY Unitholders to amend (the “BPY LPA Amendment” and together with the Arrangement and the transactions contemplated by the BPY LPA Amendment and the Arrangement, the “Transaction”) the second amended and restated limited partnership agreement dated August 8, 2013, as amended, of the Partnership to provide for the Arrangement and the grant of dissent rights to registered BPY Unitholders in connection with the Transaction (together with the Arrangement Resolution, the “Transaction Resolutions”). The full text of the Transaction Resolutions is attached as Appendix C to the circular/prospectus.

BPY Unitholders and holders of Exchange LP Units (collectively, “Unitholders”) will have the ability to elect to receive, per Unit, $18.17 in cash, 0.3979 of a class A limited voting share, no par value, of BAM (each, a “BAM Share”), or 0.7268 of a preferred unit to be issued by a subsidiary limited partnership of BPY, Brookfield Property Preferred LP (“New LP”), with a liquidation preference of $25.00 per unit (“New LP Preferred Unit”), in each case, subject to pro-ration as described in the circular/prospectus. The New LP Preferred Units will be guaranteed (the “Guarantees”) by BPY, Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited (collectively, the “Guarantors”). If Unitholders collectively elect to receive in excess of $500 million in liquidation preference of New LP Preferred Units, the amount of New LP Preferred Units can increase to a maximum of $1.0 billion in liquidation preference, offset against the maximum amount of BAM Shares. The maximum amount of cash consideration would not be affected.

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A special meeting of BPY Unitholders (the “Meeting”) will be held virtually to consider the Transaction Resolutions. Pursuant to the amended and restated limited partnership agreement of BPY, the Interim Order, and the provisions of applicable Canadian securities laws, the requisite approval for the Transaction Resolutions will require the affirmative vote of: (i) the holders of at least a majority of the BPY Units represented in person or by proxy at the Meeting (the “Standard Approval Threshold”) and (ii) the holders of at least a majority of the BPY Units represented in person or by proxy at the Meeting, excluding (A) the votes of BPY Units held directly or indirectly by BAM and its subsidiaries (including BPY) and (B) other votes required to be excluded for the purposes of “minority approval” under applicable Canadian securities laws (the “Majority of the Minority Threshold”). BAM and its subsidiaries (including BPY) beneficially own BPY Units entitled to 31.3% of the votes that may be cast towards achieving the Standard Approval Threshold but such BPY Units will not be entitled to cast any votes towards achieving the Majority of the Minority Threshold. Additionally, the votes of Canadian Taxable Holders (as defined in the circular/prospectus), if any, would also be excluded for purposes of achieving the Majority of the Minority Threshold.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the circular/prospectus of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction G to Schedule 13E-3, the information contained in the circular/prospectus, including all annexes and exhibits thereto, is incorporated by reference herein in its entirety, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the circular/prospectus and the annexes and exhibits thereto. As of the date hereof, the circular/prospectus is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the circular/prospectus.

Under the SEC rules governing “going private” transactions, each of the Purchaser Parties may be deemed to be an affiliate of BPY and engaged in a “going private” transaction for purposes of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended. This filing is being made only in response to the SEC’s suggestion that certain of the Purchaser Parties may be “affiliates” within the meaning of Rule 13e-3. The filing of this Schedule 13E-3 is not intended to and does not express the view of any Purchaser Parties as to its legal relationships or its engagement in the Transaction.

Lazard Frères & Co. LLC has consented to the inclusion of its materials filed as Exhibits under Item 16 of this Schedule 13E-3.

Item 1. Summary Term Sheet.

The information set forth in the circular/prospectus under the caption “Questions and Answers on Voting” and “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company is Brookfield Property Partners L.P. The information set forth in the circular/prospectus under the caption “Information Concerning BPY” is incorporated herein by reference.

(b) Securities. The BPY Units are the subject class of equity securities. The information set forth in the circular/prospectus under the caption “Information Concerning BPY—Authorized and Outstanding Share Capital” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the circular/prospectus under the caption “Information Concerning BPY—Price Range and Trading Volume” is incorporated herein by reference.

(d) Dividends. The information set forth in the circular/prospectus under the caption “Information Concerning BPY—Distributions and Distribution Policy” is incorporated herein by reference.

(e) Prior Public Offerings. None.

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(f) Prior Stock Purchases. The information set forth in the circular/prospectus under the captions “Information Concerning BPY—Previous Purchases and Sales” and “Information Concerning BPY—Other Distributions—Distributions of BPY Units in the Past 12 Months” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. Brookfield Property Partners L.P. is the subject company.

The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Information Concerning BPY”

•	“Information Concerning the Purchaser Parties”

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The business and background of the directors and executive officers of BPY and Purchaser Parties is set forth on “Appendix J—Important Information Regarding BPY and the Purchaser Parties” to the circular/prospectus, which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Transaction”

•	“Description of the Transaction”

•	“Rights of Dissenting BPY Unitholders”

•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

•	“Certain Canadian Federal Income Tax Considerations”

•	“Certain United States Federal Income Tax Considerations”

•	“Comparison of Rights of BPY Unitholders and BPYU Stockholders that become BAM Shareholders and/or New LP Preferred Unitholders”

(c) Different Terms. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—The Transaction”

•	“Description of the Transaction”

•	“Rights of Dissenting BPY Unitholders”

•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

•	“Special Factors—Interests of Certain Persons in the Transaction”

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•	“Beneficial Ownership of and Trading in Securities”

(d) Appraisal Rights. The information set forth in the circular/prospectus under following captions is incorporated herein by reference:

•	“Summary—The Transaction—Rights of Dissenting BPY Unitholders”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Rights of Dissenting BPY Unitholders”

•	“Appendix D—BPY LPA Amendment”

(e) Provisions for Unaffiliated Security Holders. None.

(f) Eligibility for Listing or Trading. The information set forth in the circular/prospectus under following captions is incorporated herein by reference:

•	“Summary—The Transaction—Listings”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

•	“Description of the Transaction—Listings”

•	“Information Concerning the Purchaser Parties”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Transactions. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background to the Transaction”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Information Concerning BPY—Previous Purchases and Sales”

•	“Information Concerning BPY—Other Distributions—Distributions of BPY Units in the Past 12 Months”

•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

•	“Interest of Management and Others in Material Transactions”

(b) Significant Corporate Events. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background to the Transaction”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Information Concerning BPY—Prior Offers”

•	“Information Concerning BPY—Previous Purchases and Sales”

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•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(c) Negotiations or Contacts. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background to the Transaction”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Information Concerning BPY—Prior Offers”

•	“Information Concerning BPY—Previous Purchases and Sales”

•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background to the Transaction”

•	“Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Description of the Transaction”

•	“Arrangements, Agreements or Understandings; Other Benefits to Insiders, Affiliates and Associates”

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

(c)(1)-(8) Plans. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

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Item 7. Purposes, Alternatives, Reasons and Effects.

(a) Purposes. The information set forth in the circular/prospectus under the caption “Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction” is incorporated herein by reference.

(b) Alternatives. The information set forth in the circular/prospectus under the captions “Special Factors—Recommendation of the BPY Board of Directors” and “Special Factors—Recommendation of the Special Committee of the BPY Board of Directors” is incorporated herein by reference.

(c) Reasons. The information set forth in the circular/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Background to the Transaction”

•	“Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

•	“Special Factors—Position of the Purchaser Parties Regarding the Fairness of the Transaction”

(d) Effects. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Description of the Transaction”

•	“Rights of Dissenting BPY Unitholders”

•	“Special Factors—The Purchaser Parties’ Purpose and Structure of the Transaction; Reasons for the Transaction”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Special Factors—Summary of the Valuation and the Fairness Opinion”

•	“Special Factors—Prior Valuations”

•	“Certain Canadian Federal Income Tax Considerations”

•	“Certain United States Federal Income Tax Considerations”

Item 8. Fairness of the Transaction.

(a)-(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

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•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Special Factors—Summary of the Valuation and the Fairness Opinion”

•	“Special Factors—Prior Valuations”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Beneficial Ownership of and Trading in Securities”

•	“Appendix H – Valuations”

•	“Appendix I – Fairness Opinion”

(c) Approval of Security Holders. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Recommendation of the Special Committee and the BPY Board of Directors”

•	“Description of the Transaction”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Position of the Purchaser Parties Regarding the Fairness of the Transaction”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Beneficial Ownership of and Trading in Securities”

(d) Unaffiliated Representative. The information set forth in the circular/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors—Risks and Potentially Negative Factors”

(e) Approval of Directors. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Recommendation of the Special Committee and the BPY Board of Directors”

•	“Special Factors—Background to the Transaction”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Beneficial Ownership of and Trading in Securities”

(f) Other Offers. The information set forth in the circular/prospectus under the caption “Information Concerning BPY—Prior Offers” is incorporated herein by reference.

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Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Recommendation of the Special Committee and the BPY Board of Directors”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Special Factors—Summary of the Valuation and the Fairness Opinion”

•	“Special Factors—Prior Valuations”

•	“Special Factors—Dissent Rights; Rule 13e-3”

•	“Appendix H – Valuations”

•	“Appendix I – Fairness Opinion”

(c) Availability of Documents. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Summary of the Valuation and the Fairness Opinion”

•	“Special Factors—Prior Valuations”

With respect to this Item 9, the valuations provided by Lazard Frères & Co. LLC to the Special Committee are provided in Appendix H to the circular/prospectus and are incorporated herein by reference. The Fairness Opinion prepared by Lazard Frères & Co. LLC is provided in Appendix I to the circular/prospectus and is incorporated herein by reference. The Presentation of Lazard Frères & Co. LLC to the Special Committee, dated March 31, 2021, is filed as Exhibit (c)(3) to this Schedule 13E-3. The Preliminary Presentation of Lazard Frères & Co. LLC to the Special Committee, dated March 5, 2021, is filed as Exhibit (c)(4) to this Schedule 13E-3.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the circular/prospectus under the caption “Source of Transaction Consideration” is incorporated herein by reference.

(c) Expenses. The information set forth in the circular/prospectus under the caption “Expenses of the Transaction” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a) Securities Ownership. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Information Concerning BPY”

•	“Beneficial Ownership of and Trading in Securities”

•	“Appendix J—Important Information Regarding BPY and the Purchaser Parties”

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(b) Securities Transactions. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Information Concerning BPY—Overview”

•	“Information Concerning BPY—Distributions and Distribution Policy”

•	“Information Concerning BPY—Previous Purchases and Sales”

•	“Beneficial Ownership of and Trading in Securities”

•	“Appendix J—Important Information Regarding BPY and the Purchaser Parties”

Item 12. The Solicitation or Recommendation.

(d) Intent to Tender or Vote in a Going Private Transaction. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Meeting and Voting Information—Questions and Answers on Voting—Q: Who is Entitled to Vote?”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Position of the Purchaser Parties Regarding the Fairness of the Transaction”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Interests of Certain Persons in the Transaction”

•	“Beneficial Ownership of and Trading of Securities”

(e) Recommendations of Others. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Recommendation of the Special Committee and the BPY Board of Directors”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Special Factors—Recommendation of the BPY Board of Directors”

Item 13. Financial Statements.

(a)(1)-(4) Financial Information. The financial statements set forth in (i) BPY’s Annual Report on Form 20-F for the year ended December 31, 2020, beginning on page F-1 of such Annual Report on Form 20-F and (ii) BPY’s Current Report on Form 6-K for the quarterly periods ended March 31, 2021 and March 31, 2020, beginning on page 1 of Exhibit 99.2 of such Current Report on Form 6-K, are incorporated by reference herein. The information set forth in the circular/prospectus under the following captions is also incorporated herein by reference:

•	“About this Document—Where You Can Find More Information; Incorporation by Reference”

•	“Supplemental Financial Information”

•	“Special Factors—The Purchaser Parties’ Plans for BPY After the Transaction; Certain Effects of the Transaction—Certain Effects of the Transaction”

(b) Pro forma Information. Not Applicable.

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Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. BPY has not employed, retained or compensated and does not currently intend to employ, retain or compensate any person to make solicitations. The information set forth in the circular/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Transaction”

•	“Special Factors—Recommendation of the BPY Board of Directors”

•	“Special Factors—Recommendation of the Special Committee of the BPY Board of Directors”

•	“Expenses of the Transaction”

Item 15. Additional Information.

(b) Not applicable.

(c) Other Material Information. The information set forth in the circular/prospectus, including all appendices thereto, is incorporated herein by reference.

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Item 16. Exhibits.

Exhibit No.	Description

(a)(1)	Amendment No. 2 to the Registration Statement on Form F-4 of Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, including the circular/prospectus (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form F-4 of Brookfield Asset Management Inc., Brookfield Property Partners L.P., Brookfield Property L.P., Brookfield BPY Holdings Inc., Brookfield BPY Retail Holdings II Inc., BPY Bermuda Holdings Limited, BPY Bermuda Holdings II Limited, BPY Bermuda Holdings IV Limited, BPY Bermuda Holdings V Limited and BPY Bermuda Holdings VI Limited, including the circular/prospectus, filed with the SEC on June 7, 2021, and the final prospectus on Form 424(b)(3), filed with the SEC on June 8, 2021)

(a)(2)	Letter of Transmittal and Election Form (incorporated by reference to Exhibit 99.2 of the Registration Statement)

(a)(3)	Form of Proxy Card (incorporated by reference to Exhibit 99.4 of the Registration Statement)

(a)(4)	Notice of Special Meeting of Unitholders (incorporated by reference from the final circular/prospectus)

(a)(5)	Press release issued by BAM and BPY, dated April 1, 2021 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on April 1, 2021)

(a)(6)	Press release issued by BPY, dated May 27, 2021 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on May 28, 2021)

(b)	None.

(c)(1)	Fairness Opinion of Lazard Frères & Co. LLC, dated March 31, 2021 (incorporated by reference to Appendix I of the final circular/prospectus)

(c)(2)	Valuations of Lazard Frères & Co. LLC, dated March 31, 2021 (incorporated by reference to Appendix H of the final circular/prospectus)

(c)(3)	Presentation of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the BPY General Partner, dated March 31, 2021 (previously filed)

(c)(4)	Preliminary Presentation of Lazard Frères & Co. LLC to the Special Committee of the Board of Directors of the BPY General Partner, dated March 5, 2021 (previously filed)

(d)(1)	Arrangement Agreement, dated March 31, 2021, between Brookfield Asset Management Inc., Brookfield Property Partners L.P. and BPY Arrangement Corporation, as amended on May 27, 2021 (incorporated by reference to Appendix B of the final circular/prospectus)

(d)(2)	Transaction Resolutions (incorporated by reference to Appendix C to the final circular/prospectus)

(d)(3)	Plan of Arrangement (incorporated by reference to Appendix E to the final circular/prospectus)

(d)(4)	Interim Order (incorporated by reference to Appendix F to the final circular/prospectus)

(4)(5)	Notice of Application for Final Order (incorporated by reference to Appendix G to the final circular/prospectus)

(d)(6)	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by BPY with the SEC on February 20, 2019)

(d)(7)	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated March 21, 2019 (incorporated by reference to Exhibit 3.2 of the Form 6-K filed by BPY with the SEC on March 21, 2019)

(d)(8)	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated April 28, 2019 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on April 30, 2019)

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(d)(9)	Third Amendment to Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated August 20, 2019 (incorporated by reference to Exhibit 3.2 of the Form 6-K filed by BPY with the SEC on August 20, 2019)

(d)(10)	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated February 18, 2020 (incorporated by reference to Exhibit 3.2 of the Form 6-K filed by BPY with the SEC on February 18, 2020)

(d)(11)	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated April 21, 2020 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by BPY with the SEC on May 11, 2020)

(d)(12)	Second Amended and Restated Master Services Agreement, dated August 27, 2018, by and among Brookfield Asset Management Inc., our Company, Brookfield Property L.P., Brookfield Global Property Advisors Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the entities listed on Schedule A to the Agreement (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by BPY with the SEC on August 28, 2018)

(d)(13)	Registration Rights Agreement, dated April 10, 2013, between the Partnership and Brookfield Asset Management Inc. (incorporated by reference to Exhibit 99.6 of the Form 6-K filed by BPY with the SEC on April 16, 2013)

(d)(14)	Support Agreement, dated March 19, 2014, between our Company and Brookfield Office Properties Exchange LP (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on March 19, 2014)

(d)(15)	Guarantee Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority (incorporated by reference to Exhibit 99.5 of the Form 6-K filed by BPY with the SEC on December 4, 2014)

(d)(16)	Investor Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority (incorporated by reference to Exhibit 99.3 of the Form 6-K filed by BPY with the SEC on December 4, 2014)

(d)(17)	Refinancing Agreement, dated December 4, 2014, among Brookfield Asset Management Inc., our Company and Brookfield Property L.P. (incorporated by reference to Exhibit 99.6 of Schedule 13D/A filed by BAM with the SEC on December 5, 2014)

(d)(18)	Fourth Amended and Restated Certificate of Incorporation, dated June 25, 2019 of Brookfield Property REIT Inc. (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on June 26, 2019)

(d)(19)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.3 of Form S-4/F-4 filed by BPY on May 2, 2018)

(d)(20)	Brookfield Property Group Restricted BPY L.P. Unit Plan, dated November 5, 2019 (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by BPY with the SEC on November 14, 2019)

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(d)(21)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan, dated November 5, 2019 (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by BPY with the SEC on November 14, 2019)

(d)(22)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan (Canada), dated November 5, 2019 (incorporated by reference to Exhibit 4.10 of the Form S-8 filed by BPY with the SEC on November 14, 2019)

(d)(23)	Brookfield Property Partners BPY Unit Option Plan (GGP), dated August 28, 2018 (incorporated by reference to Exhibit 4.4 of the Form S-8 filed by BPY with the SEC on August 28, 2018)

(d)(24)	Form of Purchase Agreement (previously filed)

(f)(1)	Form of BPY LPA Amendment (incorporated by reference to Appendix D of the final circular/prospectus)

(f)(2)	Rights of Dissenting BPY Unitholders (incorporated herein by reference to the section entitled “Rights of Dissenting BPY Unitholders” in the final circular/prospectus)

(g)	Not applicable.

(h)(1)	Opinion of Torys LLP as to certain United States tax matters (incorporated by reference to Exhibit 8.1 of the Registration Statement)

(h)(2)	Opinion of Torys LLP as to certain Canadian tax matters (incorporated by reference to Exhibit 8.2 of the Registration Statement)

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2021	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

Dated: June 9, 2021	BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice President

Dated: June 9, 2021	BPY ARRANGEMENT CORPORATION

	By:	/s/ Allen Yi
Name: Allen Yi
Title: Senior Vice President